Exhibit 12.1

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	As Adjusted (1)
	Nine months ended September 30,	For the year ended
	2013	2012
Earnings:
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests	$74,830	$51,807
Add:
Distributed income of unconsolidated joint ventures	4,415	1,005
Amortization of capitalized interest	384	509
Interest expense	43,074	57,778
Portion of rent expense - interest factor	1,527	1,908
Total earnings	124,230	113,007

Fixed charges:
Interest expense	43,074	57,778
Capitalized interest and capitalized amortization of debt issue costs	976	1,233
Portion of rent expense - interest factor	1,527	1,908
Total fixed charges	$45,577	$60,919

Ratio of earnings to fixed charges	2.7	1.9

(1)	Gives effect to this offering and the application of the net proceeds therefrom as of the beginning of each as adjusted period presented.